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                               CHARLES BARKLEY
                               Attorney at Law

3001 Planters Walk Court
Charlotte, NC 28210
(704) 543-8806
(704) 543-8863 (Fax)
gopublic@aol.com

                               January 14, 1997

Mr. Mark Shuman
Mr. Russell F. Leone
Securities & Exchange Commission
Washington D.C. 20549

     Re:  Texas Equipment Corporation
          SEC File Number: 0-21813

Gentlemen:

     My client has requested me to apply for withdrawal of the pending Form 10 pursuant to Rule 477(a) of Regulation C. The reasons described to me for this request are as follows:

     a. The Filing is a voluntary filing associated with a concomitant filing for approval for listing on the NASDAQ exchange;

     b. Since the filing, the average bid price for the shares of common stock has fallen below the minimum levels required for listing on NASDAQ;

     c. The appropriate responses to the Staff's comment letter, including the auditing comments, cannot reasonably be expected to be addressed during the time remaining before automatic effectiveness.

     Management believes that it would be in the best interests of the Company and the investing public to withdraw the present Form 10 and refile at a later time when these matters have been resolved.

     We have grown accustomed to the courtesies and helpfulness of the Staff and this filing was certainly no exception.


                                       Very truly yours,


                                       /s/ Charles Barkley

                                       Charles Barkley



Approved by:

                                       /s/ Paul Condit
                                       --------------------------------------
                                       President


                                       /s/ Paul Condit
                                       --------------------------------------
                                       Chairman


A Majority of the Board of Directors:


/s/ Paul Condit
-------------------------------------
Paul Condit


/s/ John Condit
-------------------------------------
John Condit